Via Facsimile and U.S. Mail
Mail Stop 6010

October 7, 2008

Mr. Marc D. Hamburg
Vice President and Chief Financial Officer
Berkshire Hathaway Inc.
1440 Kiewit Plaza
Omaha, Nebraska 68131

Re: Berkshire Hathaway Inc.
Form 10-K for Fiscal Year Ended December 31, 2007
Form 10-Q for Fiscal Quarters Ended March 31, 2008 and June 30, 2008
File No. 1-14905

Dear Mr. Hamburg:

We have completed our review of your Form 10-K and have no further comments at this time.

Sincerely,

Joel Parker
Accounting Branch Chief